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08026881

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

FEB 29 2008

Washington 20

SEC FILE NUMBER
8-51721

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

REID & RUDIGER, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
                         (No. and Street)

New York   New York   10005
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Rudiger, Jr - Managing Member   (212) 785-0500
                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
                         (Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204   New York   New York   10016
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Edward J. Rudiger, Jr., Managing Member</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Reid & Rudiger, L.L.C. (Company)</u>, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ALEXYA B. INFORTUNA
Notary Public, State of New York
No 01IN6176014
Qualified in Richmond County
Commission Expires ~~ ~ 2011

_____
Edward J. Rudiger, Jr., Managing Member

Alexya B. Infortuna

Sworn and subscribed to before me this __17th__ day of __January__, 20_08_.

This report contains (check all applicable boxes):   **Page**

		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

Reid & Rudiger, L.L.C.
(SEC I.D. No. 8-51721)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1
Suite 204	P.O. Box 179
New York, NY 10016	Buckingham, PA 18912
T:1.212.448.0010	T:1.215.794.9444
F:1.212.448.0053	F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

Report of Independent Certified Public Accountants

To the Member of
Reid & Rudiger, L.L.C.

We have audited the accompanying balance sheet of Reid & Rudiger, L.L.C., as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid & Rudiger, L.L.C., at December 31, 2007, and the results of it operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T CPAs PLLC

New York, NY
February 26, 2008

1

REID & RUDIGER, L.L.C.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Cash	$	427,788
Cash - restricted - See Note 6.		42,343
Receivable from clearing broker		510,771
Clearing deposits		25,000
Marketable securities, at fair value		14,847
Prepaid expenses		32,006
Other receivables		17,967
Property and equipment,		
net of accumulated depreciation of $149,375		162,469
Total Assets	$	1,233,191

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	73,196
Commission payable		691,664
Total Liabilities		764,860
Contingencies		-
Member's equity		468,331
Total Liabilities and Member's Equity	$	1,233,191

REID & RUDIGER, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	3,616,190
Interest income		3,888
Other income		34,813
Total Revenues		3,654,891
Costs and Expenses:		
Salaries and related taxes		1,495,895
Clearing expenses		663,389
Guaranteed payments to members		557,500
Commission expense		421,653
Rent		103,265
Office supplies and expense		93,353
Telephone		56,450
Postage and delivery		54,080
Registration and license		44,774
Quotations and research		33,102
Depreciation and amortization		28,764
Professional fees		27,562
Computer expenses		26,743
Employee benefits		26,240
Travel and entertainment		23,549
Equipment rental		22,892
Dues and subscriptions		11,384
Insurance		7,222
NYS LLC fee		325
SIPC fee		150
Total Costs and Expenses		3,698,292
Net (Loss)	$	(43,401)

REID & RUDIGER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:		
Net (Loss)	$	(43,401)
Depreciation		28,764
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) in cash - restricted		(1,679)
(Increase) in receivable from clearing broker		(471,792)
(Increase) in receivable from marketable securities, at fair value		(5,610)
(Increase) in receivable from prepaid expenses		(9,287)
(Increase) in receivable from other receivables		(13,967)
(Decrease) in bank overdraft		(20)
Increase in accounts payable and accrued expenses		73,196
Increase in commission payable		628,164
Net Cash Provided By Operating Activities		184,368
Cash Flows From Investing Activities:		
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Member's contributions-net		41,000
Net Cash Provided by Financing Activities		41,000
Net Increase In Cash		225,368
Cash at beginning of the year		202,420
Cash at end of the year	$	427,788

REID & RUDIGER, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Total Member's
Balance, January 1, 2007	$ 470,732
Member's Contribution	41,000
Net (Loss)	(43,401)
Balance, December 31, 2007	$ 468,331

REID & RUDIGER, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. **ORGANIZATION AND NATURE OF BUSINESS**

    Reid & Rudiger L.L.C., ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Panache Holding, L.L.C and is a member of the Financial Industry Regulatory Authority (FINRA).

    The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) since it uses another securities firm for clearing transactions.

    Pursuant to an agreement between the Company and Pershing LLC (PER), securities transactions of the Company are cleared through (PER), and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by (PER).

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Revenues

    Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

    Receivable from Clearing Broker

    Receivable from clearing broker consists of money due from the Company's clearing broker (PER) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2007. The amount due from the clearing broker (PER) is $510,771.

    Clearing Deposit

    The Company maintains a separate account with a cash balance of $25,000.

    Income Taxes

    The Company is a limited liability Company taxed as a partnership and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The company files a consolidated tax return with its parent company, Panache, LLC , and the members of Panache, LLC are individually responsible for reporting their share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

    The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $211,319, which was $160,328 in excess of the amount required.

4. COMMITMENTS

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. LEASING ARRANGEMENTS

The Company entered into a five year lease during 2007 for office space at 110 Wall Street in NYC that expires on October 11, 2011. The rent at year-end was $10,135.04 per month. The lease agreement provides for annual escalations. Rent expense for 2007 was $103,265.

The Company also leases various computing and telecommunications equipment under various operating leases as follows:

Year ending December 31,	Amount
2008	$19,261
2009	11,801
2010	7,226
2011	4,315
2012	0
Later years	0
Total minimum payments required	$42,603

Equipment lease expense for 2007 was $22,892

6. RESTRICTED CASH

The Company in lieu of posting a rental security deposit used a Letter of Credit drawn in favor of 110 Wall Street., LLP at Citibank for approximately $40,000 which is collateralized by a Citibank CD for $42,343.

7. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation and amortization are computed for financial statement purposes on either a straight-line or accelerated basis over the estimated useful lives of the related assets. The estimated useful lives of depreciable and amortizable assets are:

Asset Class	Method	Estimated Useful Lives
Computers	S/L	5 years
Equipment	200DB	5 years
Furniture and fixtures	200DB	5-7 years
Leasehold improvements	S/L	5-39 years

There is no difference between book depreciation and depreciation used for federal income tax purposes.

REID & RUDIGER, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:
Total member's equity $ 468,331

Deductions and/or charges:
Non-allowable assets:
Cash - restricted 42,343
Prepaid expenses 32,006
Other receivable 17,967
Property and equipment 162,469

Net capital before haircuts on securities positions 213,546

Haircuts on securities positions 2,227

Undue concentration -

Net Capital $ 211,319

AGGREGATE INDEBTEDNESS:
Items included in the statement of financial condition:
Accounts payable and accrued expenses $ 764,860

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required (6-2/3% of aggregate indebtedness) $ 50,991

Minimum net capital required $ 5,000

Excess net capital $ 160,328

Excess net capital at 1,000% $ 134,833

Percentage of aggregate indebtedness to net capital is 362%

The above computation agrees with the December 31, 2007 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1	
Suite 204	P.O. Box 179	
New York, NY 10016	Buckingham, PA 18912	E-mail:
T:1.212.448.0010	T:1.215.794.9444	fvbcpa@yahoo.com
F:1.212.448.0053	F:1.215.794.9445	www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Reid & Rudiger, L.L.C.

In planning and performing our audit of the financial statements and supplementary information of Reid & Rudiger, L.L.C. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, NY
February 26, 2008

END